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                                                           FOR IMMEDIATE RELEASE
                                                               NOVEMBER 21, 1997

                  CO-STEEL INC. ANNOUNCES AGREEMENT TO ACQUIRE
                          NEW JERSEY STEEL CORPORATION

    TORONTO, ONTARIO -- Co-Steel Inc. today announced that it has entered into a definitive agreement to acquire New Jersey Steel Corporation. Co-Steel will acquire the outstanding shares of New Jersey Steel Corporation, located in Sayreville, New Jersey, including those held by controlling shareholder Von Roll Holding AG, for US$23.00 per share in cash, and assume outstanding debt of approximately US$32 million, for a total value of approximately US$170 million.

    This transaction, scheduled to be completed in mid-January 1998, is subject to review under the Hart Scott-Rodino Antitrust Improvements Act and other customary conditions.

    "The acquisition of New Jersey Steel is consistent with Co-Steel's growth strategy and represents an important step in increasing our steelmaking capacity and market share," said Lew Hutchinson, president and chief executive officer, Co-Steel Inc. "New Jersey Steel is an excellent strategic fit with Co-Steel's existing businesses and will accelerate our growth in the North American steel market and contribute to increased earnings." The transaction will be financed with cash on hand and existing credit capabilities. The new facility will operate under the name Co-Steel Sayreville and will increase Co-Steel's capacity to 4.0 million tons of finished steel products.

    New Jersey Steel, whose common stock is listed on the NASDAQ National Market System, is the largest producer of rebar in the Northeastern U.S. The company produces a full range of rebar sizes and epoxy coated rebar. The company's geographic location will give Co-Steel a strong position in the 5.0 million ton U.S. rebar market, in which Co-Steel does not currently participate, and provides easy access to important growth markets in New England and the Mid-Atlantic States.

    New Jersey Steel recently completed a US$65 million modernization program and has achieved significant gains in product quality, cost control, efficiency and productivity that have resulted in a strong turnaround in 1997 operating profits. The Sayreville plant consists of a 600,000 ton per annum rolling mill and a new 800,000 ton per annum melt shop with scrap preheating capability, a feature that reduces energy consumption.

    According to Mr. Hutchinson, Co-Steel will expand New Jersey Steel's product mix to include a broader range of higher value rounds, squares, flats and light structural products to complement Co-Steel Lasco's product range. These products will be sold in Canada and the U.S. through Co-Steel Lasco's existing marketing, distribution, and transportation channels.

    "There are attractive synergies to be achieved through this acquisition," explained Mr. Hutchinson. "There is a great potential to build earnings at Co-Steel Sayreville through product diversification and by taking advantage of the new melt shop capabilities."

    Mr. Hutchinson also noted that New Jersey Steel is located within six miles of Co-Steel Raritan, in Perth Amboy, New Jersey, and will provide billets to Co-Steel Raritan, which has excess rolling capacity.

    The acquisition will be accomplished by a tender offer for all outstanding shares of New Jersey Steel at US$23.00 per share. The controlling shareholder of New Jersey Steel has irrevocably committed to tender its shares to the tender offer. Following the tender offer, a Co-Steel subsidiary will be merged with New Jersey Steel so that New Jersey Steel will become wholly owned by Co-Steel.

    Merrill Lynch & Co. acted as exclusive financial adviser to Co-Steel in connection with this transaction.

    Co-Steel Inc. is one of the world's largest minimill steel producers and steel scrap processors. The Company has a current annual capacity of 3.4 million tons of finished steel products and 3.0 million tons of ferrous and non-ferrous material. Co-Steel manufactures and markets special quality steel bar and rod,
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reinforcing steel bar and rod, merchant bar, structural shapes and flat rolled steel products used principally in the construction, automotive, appliance, machinery and equipment industries.

    Co-Steel's minimill operations consist of Co-Steel Raritan, New Jersey; Co-Steel Lasco, Whitby, Ontario; Co-Steel Sheerness, Kent, England, and Gallatin Steel Company, Gallatin County, Kentucky, Co-Steel's 50%-owned flat rolled steel joint venture. Co-Steel also processes and trades steel scrap for its own use and for sale to third parties through North American-based Co-Steel Recycling and U.S.-based Mayer Parry Recycling Ltd., leading scrap processing and trading companies with ferrous and non-ferrous recovery sites.

    Co-Steel Inc. common shares are listed on the Toronto Stock Exchange and the Montreal Exchange and trade under the CEI symbol.

For more information, please contact:

Lew Hutchinson

Co-Steel Inc.

(416) 366-4500

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